Our ref.: CEO/SLD/LEG/105-3

June 26, 2006

Mr. David R. Humphrey,

Accounting Branch Chief,

Division of Corporate Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-3561,

U.S.A.

Dear Mr. Humphrey,

Kowloon-Canton Railway Corporation

Supplemental response letter dated March 29, 2006 on the Form 20-F for the Fiscal Year Ended December 31, 2004

Filed March 29, 2006

File No. 1-15004

I refer to your letter dated June 12, 2006. Set out below is our response to your comments.

SEC RESPONSE

FORM 20-F (Fiscal Year Ended December 31, 2004)

Financial Statements

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States

(b) Depreciation on Certain Fixed Assets, page F-48

1.	We have reviewed your responses to date, including your letter dated March 29, 2006. We are unable to agree with your conclusion that renewal of the land leases is reasonably assured. You have advised us that none of the land leases granted by HKSARG, either before or after July 1, 1997, contained any renewal options at inception. We also understand that your interest in certain leased land was originally due to expire on June 27, 1997 when Hong Kong reverted to the People’s Republic of China. These land leases were extended to June 30, 2047 under the Joint Declaration in 1985. We would regard this extension as the renewal of these leases. As neither the contractual terms of the lease renewals in 1985 nor the contractual terms of the new land leases with HKSARG explicitly granted renewal options to either the lessee or the lessor, we do not consider your conclusion consistent with the guidance set forth in paragraph 5(f) of SFAS 13. Further, EITF 05-6 defines the lease term as covering periods for which failure to renew the lease imposes a penalty on the lessee in such amount that renewal appears to be reasonably assured. The fact that HKSARG (the lessor) would suffer a significant penalty is not a relevant factor in determining the lease term. As previously stated, the fact that the company would suffer severe economic detriment if the leases are not renewed is not applicable in these circumstances because you do not have the contractual option to renew them. Therefore, we do not consider your conclusions to be consistent with the applicable guidance in paragraph 5(o) of SFAS 13. Accordingly, please revise your financial statements to depreciate the leasehold improvements over the 50 year fixed noncancelable term of the land leases. Our conclusions are consistent with EITF 05-6 and the SEC staff’s related guidance with regard to its implementation.

2.	If you can provide us with government correspondence or other documentation that conclusively demonstrates you had specific reason, at the time of reversion, to believe that the government would grant the renewal of your land leases at the expiration of the fixed noncancellable terms of these leases, we are willing to review and consider that documentation. We would expect any such documentation to be dated at or close to the reversion date. In the absence of any such documentation, please revise your filing as requested above.

3.	In this regard, as your Form 20-F for the year ended December 31, 2005 is about to be filed, we will not object if you elect to make the required change in that filing, as opposed to amending your Form 20-F for the year ended December 31, 2004.

KCRC RESPONSE

We do not have any other relevant government correspondence or documentation for your consideration other than that provided to you in our previous responses. Based on the information provided to you previously, we still believe that it is reasonably assured that, at the time of reversion, that the government will renew the leases upon their expiration.

Notwithstanding our view and given that the SEC is not prepared to align itself with that view, the Corporation is prepared to revise the depreciable period of tunnels, bridges and roads to your view, such that it will be in line with the current lease tenures. This revision which will be made retrospectively will be reflected in the Form 20-F for the year ended December 31, 2005.

Finally, please be informed that Mr. Samuel M. H. Lai, formerly Chief Executive Officer (Acting), left the Corporation on April 30, 2006. All future correspondence should be addressed to the undersigned.

Yours sincerely,

/s/ James Blake
(James Blake)
Chief Executive Officer